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                             July 11, 2023

       Chang-Hyuk Kang
       Chief Executive Officer
       Hanryu Holdings, Inc.
       160, Yeouiseo-ro
       Yeongdeungpo-gu, Seoul
       Republic of Korea 07231

                                                        Re: Hanryu Holdings,
Inc.
                                                            Amendment No. 12 to
Registration Statement on Form S-1
                                                            Filed July 10, 2023
                                                            File No. 333-269419

       Dear Chang-Hyuk Kang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 9 to Registration Statement on Form S-1

       Capitalization, page 53

   1. Please revise the table at the bottom of page 53 with regard to the net proceeds assuming the underwriters
over-allotment to ensure such table foots properly. In this regard, it appears that the total
should be $7,982,128.
       Dilution, page 55

   2. Please provide the calculations that support your disclosure of pro forma net tangible book value after the
offering of $3.1 million and net tangible book value assuming underwriter's over-allotment of $8.0
million, or revise your disclosures as necessary.
 Chang-Hyuk Kang
Hanryu Holdings, Inc.
July 11, 2023
Page 2

       You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or
Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff
Attorney, at (202) 551-3297 or Larry Spirgel, Office Chief, at (202) 551-3815 with any other questions.



                                                          Sincerely,
FirstName LastNameChang-Hyuk Kang
                                                          Division of
Corporation Finance
Comapany NameHanryu Holdings, Inc.
                                                          Office of Technology
July 11, 2023 Page 2
cc:       Matthew Ogurick, Esq.
FirstName LastName